NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

July 24, 2009

NYSE Amex LLC (the “Exchange” or “NYSE Amex”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Isolagen, Inc.

Common Stock, $0.001 par value

Commission File Number – 001-31564

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with Section 1003(a)(i) of the NYSE Amex LLC Company Guide (the “Company Guide”) which requires a company to maintain at least $2 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in two out of its three most recent fiscal years; Section 1003(a)(ii) of the Company Guide which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in three out of its four most recent fiscal years; Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in its five most recent fiscal years; and Section 1003(a)(iv) of the Company Guide if a company has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such issuer will be able to continue operations and/or meet its obligations as they mature.

2.

The Common Stock (the “Common Stock”) of Isolagen, Inc. (the “Company” or “Isolagen”) does not qualify for continued listing for the following reasons:

(a)

The Company has incurred losses from continued operations and net losses in its five most recent fiscal years:

Years Ended December 31,

Loss from Continued Operations

Net Loss

2008

($24,903,000)

($31,411,000)

2007

($33,886,000)

($35,573,000)

2006

($23,149,000)

($35,821,000)

2005

($25,697,000)

($35,778,000)

2004

($21,474,000)

($21,474,000)

(b)

At March 31, 2009, the Company reported a stockholders’ deficit of $91,098,084.

(c)

On March 9, 2009 the Company disclosed that it only had sufficient cash to continue its operations for approximately three weeks.

3.

In reviewing the eligibility of the Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On March 12, 2008 the Company was notified by the NYSE Amex that following a review of its Form 10-K for the fiscal year ended December 31, 2007 that the Company was not in compliance with Section 1003(a)(i) of the Company Guide which requires a company to maintain at least $2 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in two out of its three most recent fiscal years; Section 1003(a)(ii) of the Company Guide which requires a company to maintain at least $4 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in three out of its four most recent fiscal years; and Section 1003(a)(iii) of the Company Guide which requires a company to maintain at least $6 million in stockholders’ equity if the company has reported losses from continuing operations and/or net losses in its five most recent fiscal years. Isolagen was given the opportunity to submit a plan of compliance by April 14, 2008 indicating how the Company intended to regain compliance by September 14, 2009.

(b)

The Company submitted its plan of compliance to the Exchange on April 11, 2008 and May 7, 2008. The Company was granted an extension up to September 14, 2009 to regain compliance with the Exchange’s continued listing standards.

(c)

The Exchange notified the Company on March 17, 2009 that it was not in compliance with an additional continued listing standard. Specifically, the Company was not in compliance with Section 1003(a)(iv) in that Isolagen had sustained losses which were so substantial in relation to its overall operations that it appeared questionable that the Company would be able to continue operations. The Company was given until April 17, 2009 to submit a plan of compliance indicating how the Company intended to regain compliance with Section 1003(a)(iv) of the Company Guide. The Company elected not to submit a plan of compliance to address its financial impairment.

(d)

On May 6, 2009 the Company announced that it would be filing for bankruptcy under either Chapter 11 or Chapter 7 of the United States Bankruptcy Code.

(e)

Due to the Company’s sever financial impairment and inability to make progress to regain compliance with the Exchange’s equity requirements Staff notified the Company of its intention to initiate immediate delisting proceedings on June 10, 2009.  The Exchange’s letter dated June 10, 2009 also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days or by June 17, 2009 (the “Staff Determination”).

(f)

The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.NYSE.com/regulation.  Further, a copy of this application has been forwarded to Mr. Todd J. Greenspan, Chief Financial Officer of Isolagen, Inc.

/s/

Janice O’Neill

Senior Vice President – Corporate Compliance

NYSE Regulation